UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 05, 2024

TECHTARGET, INC.

(Exact name of Registrant as Specified in Its Charter)

Delaware	1-33472	04-3483216
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

275 Grove Street
Newton, Massachusetts		02466
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: (617) 431-9200

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 Par Value	TTGT	Nasdaq Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events.

On September 5, 2024, TechTarget, Inc. ("TechTarget") issued a press release announcing that it has rescheduled its previously announced Investor Day. The rescheduled Investor Day event will now take place after the closure of the transaction with Informa Tech’s Digital Businesses. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference. Also, on September 5, 2024, an updated investor presentation, attached hereto as Exhibit 99.2, was disseminated in connection with the announcement of the rescheduled Investor Day event and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) The following exhibits are being furnished herewith and this list shall constitute the exhibit index:

Exhibit No.	Description

99.1	Press Release dated September 5, 2024

99.2	Investor Presentation of TechTarget, Inc.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TechTarget, Inc.

Date:	September 5, 2024	By:	/s/ Daniel T. Noreck
Daniel T. Noreck Chief Financial Officer and Treasurer

Exhibit 99.1

TechTarget Announces Investor Day to be Held After Close of Informa Transaction

Combination with Informa Tech’s Digital Businesses Remains On Track to Close in the

Fourth Quarter of 2024

Newton MA – September 5, 2024 – TechTarget (NASDAQ: TTGT), the global leader in B2B technology purchase intent data and services, today announced that it has rescheduled its previously announced Investor Day to take place after the closure of the transaction with Informa Tech’s Digital Businesses. This continues to be expected in the fourth quarter of 2024, subject to approval by TechTarget shareholders and the satisfaction of other customary closing conditions. The later date will ensure the event can fully focus on the newly combined company’s vision, growth outlook and new product opportunities. TechTarget will confirm the new date and time once the transaction timetable is finalized.

Additional Information and Where to Find It

In connection with the proposed transaction (the “proposed transaction”), Toro CombineCo, Inc. (“NewCo”) filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (File No. 333-280529) containing a preliminary proxy statement of TechTarget, Inc. (“TechTarget”) that also constitutes a preliminary prospectus of NewCo (the “Proxy Statement/Prospectus”). The Proxy Statement/Prospectus is not final and may be amended. A definitive Proxy Statement/Prospectus will be mailed to stockholders of TechTarget. TechTarget and NewCo may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for any proxy statement, registration statement or prospectus, or any other document that TechTarget or NewCo (as applicable) may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, TechTarget INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED BY TechTarget OR NEWCO WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. TechTarget investors and security holders may obtain free copies of the preliminary Proxy Statement/Prospectus filed on June 27, 2024 (as amended on September 4, 2024) and will be able to obtain copies of the definitive Proxy Statement/Prospectus (when it becomes available), as well as other filings containing important information about TechTarget, NewCo, and other parties to the proposed transaction (including Informa PLC (“Informa”)), without charge through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by TechTarget will be available free of charge under the tab “Financials” on the “Investor Relations” page of TechTarget’s internet website at investor.techtarget.com or by contacting TechTarget’s Investor Relations Department at investor@techtarget.com.

Participants in the Solicitation

Exhibit 99.1

TechTarget, NewCo and Informa, and their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies from TechTarget’s stockholders in connection with the proposed transaction. Information regarding the directors of Informa is contained in Informa’s annual reports and accounts available on Informa’s website at www.informa.com/investors and in the National Storage Mechanism at data.fca.org.uk/#/nsm/nationalstoragemechanism. Information regarding the directors and executive officers of TechTarget is contained in TechTarget’s proxy statement for its 2024 annual meeting of stockholders, filed with the SEC on April 17, 2024, and in other documents subsequently filed with the SEC. Additional information regarding the participants in the proxy solicitations and a description of their direct or indirect interests, by security holdings or otherwise, is included in the preliminary Proxy Statement/Prospectus filed on June 27, 2024 (as amended on September 4, 2024), and will be contained in the definitive Proxy Statement/Prospectus and other relevant materials that are filed or will be filed with the SEC (when they become available). These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This press release is for informational purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that involve substantial risks and uncertainties. All statements, other than historical facts, are forward-looking statements, including: statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction, such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, business plans, expanded portfolio and financial strength; the competitive ability and position of NewCo following completion of the proposed transaction; legal, economic, and regulatory conditions; and any assumptions underlying any of the foregoing. Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “plan,” “could,” “would,” “project,” “predict,” “continue,” “target,” or the negatives of these words or other similar terms or expressions that concern TechTarget’s or NewCo’s expectations, strategy, priorities, plans, or intentions. Forward-looking statements are based upon current plans, estimates, and expectations that are subject to risks, uncertainties, and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. We can give no assurance that such plans, estimates, or expectations will be achieved, and therefore, actual results may differ materially from any plans, estimates, or expectations in such forward-looking statements.

Important factors that could cause actual results to differ materially from such plans, estimates, or expectations include, among others: that one or more closing conditions to the proposed transaction,

Exhibit 99.1

including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay, or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations, or restrictions in connection with such approvals or that the required approval by the shareholders of TechTarget may not be obtained; the risk that the proposed transaction may not be completed in the time frame expected by TechTarget, NewCo or Informa, or at all; unexpected costs, charges, or expenses resulting from the proposed transaction; uncertainty of the expected financial performance of NewCo following completion of the proposed transaction; failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the relevant portion of Informa tech digital businesses with the business of TechTarget; the ability of NewCo to implement its business strategy; difficulties and delays in achieving revenue and cost synergies of NewCo; the occurrence of any event that could give rise to termination of the proposed transaction; potential litigation in connection with the proposed transaction or other settlements or investigations that may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification, and liability; evolving legal, regulatory, and tax regimes; changes in economic, financial, political, and regulatory conditions, in the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics, geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade, and policy changes associated with the current or subsequent U.S. administration; risks related to disruption of management time from ongoing business operations due to the proposed transaction; certain restrictions during the pendency of the proposed transaction that may impact TechTarget’s ability to pursue certain business opportunities or strategic transactions; TechTarget’s, NewCo’s and Informa’s ability to meet expectations regarding the accounting and tax treatments of the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of TechTarget’s common stock; the risk that the proposed transaction and its announcement could have an adverse effect on the ability of TechTarget to retain customers and retain and hire key personnel and maintain relationships with customers, suppliers, employees, stockholders, strategic partners and other business relationships and on its operating results and business generally; market acceptance of TechTarget’s and the relevant portion of Informa Tech digital businesses’ products and services; the impact of pandemics and future health epidemics and any related economic downturns, on TechTarget’s business and the markets in which it and its customers operate; changes in economic or regulatory conditions or other trends affecting the internet, internet advertising and information technology industries; data privacy and artificial intelligence laws, rules, and regulations; the impact of foreign currency exchange rates; certain macroeconomic factors facing the global economy, including instability in the regional banking sector, disruptions in the capital markets, economic sanctions and economic slowdowns or recessions, rising inflation and interest rate fluctuations on TechTarget’s and the relevant portion of Informa Tech digital businesses’ results and other matters included in TechTarget’s filings with the SEC, including in Item 1A of its Annual Report on Form 10-K for the year ended December 31, 2023. These risks, as well as other risks associated with the proposed transaction, are more fully discussed the preliminary Proxy Statement/Prospectus filed on June 27, 2024 (as amended on September 4, 2024), and will be contained in the definitive Proxy Statement/Prospectus and other relevant materials that are filed or will be filed with the SEC (when they become available). While the list of factors presented here and in the preliminary Proxy Statement/Prospectus are, and the list of factors to be presented in definitive Proxy Statement/Prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of

Exhibit 99.1

operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication.

Any forward-looking statements speak only as of the date of this communication. None of TechTarget, NewCo or Informa undertakes any obligation to update any forward-looking statements, whether as a result of new information or developments, future events, or otherwise, except as required by law. Neither future distribution of this communication nor the continued availability of this communication in archive form on TechTarget’s website at investor.techtarget.com or Informa’s website at www.informa.com/investors should be deemed to constitute an update or re-affirmation of these statements as of any future date.

About TechTarget

TechTarget (Nasdaq: TTGT) is the global leader in purchase intent-driven marketing and sales services that deliver business impact for enterprise technology companies. By creating abundant, high-quality editorial content across approximately 150 websites and 1,000 webinars and virtual event channels, TechTarget attracts and nurtures communities of technology buyers researching their companies’ information technology needs. By understanding these buyers’ content consumption behaviors, TechTarget creates the purchase intent insights that fuel efficient and effective marketing and sales activities for clients around the world.

TechTarget has offices in Boston, London, Munich, New York, Paris, Singapore and Sydney. For more information, visit techtarget.com and follow us on Twitter @TechTarget.

Contacts

TechTarget, Media Contact:

Chris Kittredge or Ben Spicehandler

techtarget@fgsglobal.com

TechTarget, Investor Relations:

Dan Noreck

dnoreck@techtarget.com